UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number: 001-35126

21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road,

Chaoyang District

Beijing 100016

The People’s Republic of China

(86 10) 8456 2121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

21VIANET GROUP, INC.

(Incorporated as a limited liability company under the laws of the Cayman Islands)

Announcement of Consent Solicitation in respect of certain amendments and waivers to the Terms and Conditions of the 6.875% Bonds due 2017 (the “Bonds”)

September 1, 2016 – 21Vianet Group, Inc. (the “Company”) is inviting eligible holders of the Bonds (“Bondholders”) to approve certain amendments and waivers to the Terms and Conditions of the Bonds (the “Consent Solicitation”) upon the terms and subject to the conditions set forth in a consent solicitation statement (the “Consent Solicitation Statement ”) dated September 1, 2016. The terms of the Consent Solicitation are more fully described in the Consent Solicitation Statement, copies of which may be obtained from the Dealer Manager or the Information and Tabulation Agent. Capitalized terms used herein but not defined shall have the same respective meanings when used in the Consent Solicitation Statement.

The Consent Solicitation will expire at 10:00 a.m., Hong Kong time, on September 14, 2016, unless extended or earlier terminated (such time and date, as the same maybe extended or earlier terminated, the “Expiration Time”).

Subject to the terms and conditions set forth in the Consent Solicitation Statement, if the Extraordinary Resolutions are approved and the relevant amendments and waivers to the Terms and Conditions of the Bonds set forth in the Extraordinary Resolutions take effect, (i) the Company will pay Bondholders who validly vote in favour of the Extraordinary Resolutions, on the Settlement Date, RMB400 for each RMB100,000 in nominal amount of the Bonds for which consents were delivered as a consent fee (the “Consent Fee”) for voting in favour of the Extraordinary Resolutions and (ii) the Company shall deposit or procure that there shall be deposited into an Interest Reserve Account RMB14,458,125, being the interest payable in respect of one interest period on the outstanding principal amount of the Bonds as of the date of the Consent Solicitation Statement within 30 days of the Expiration Time.

The Company expects to pay the Consent Fee to each Bondholder consenting in favor of the Extraordinary Resolutions on or around September 21, 2016 following the date on which the Extraordinary Resolutions are passed.

The Consent Solicitation is conditional upon the conditions set forth in the Consent Solicitation Statement. Subject to applicable laws and as provided in the Consent Solicitation Statement, the Company reserves the right, in its sole discretion, (i) to waive or modify in whole or in part any and all conditions of the Consent Solicitation, (ii) to terminate or extend the Consent Solicitation or (iii) otherwise to amend the Consent Solicitation in any respect.

The Dealer Manager for the Consent Solicitation is:

DBS Bank Ltd.

10/F, The Center

99 Queen’s Road Central

Central, Hong Kong

The Information and Tabulation Agent for the Consent Solicitation is:

Citicorp International Limited

10/F, Citi Tower

One Bay East

83 Hoi Bun Road

Kwun Tong

Kowloon

Hong Kong

Facsimile: +852 2621 3183

Attention: A&T OPS

Email: apac.at.operations@citi.com

Any questions regarding the terms of the Consent Solicitation may be directed to the Dealer Manager and Information and Tabulation Agent. Requests for additional copies of documentation related to the Consent Solicitation, requests for copies of the Fiscal Agency Agreement and any questions or requests for assistance in voting on the Extraordinary Resolutions may be directed to the Information and Tabulation Agent. Beneficial owners of Bonds may also contact their brokers, dealers, commercial banks or trust companies for assistance concerning the Consent Solicitation.

This release also does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders with respect to any Bonds. The Consent Solicitation is being made solely pursuant to the Consent Solicitation Statement and related materials. Bondholders should read the Consent Solicitation Statement and related materials carefully prior to making any decisions with respect to the Consent Solicitation because they contain important information. Bondholders may obtain a free copy of the Consent Solicitation Statement from the Dealer Manager or the Information and Tabulation Agent specified above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.

By:	/s/ Terry Wang
Name:	Terry Wang
Title:	Chief Financial Officer

Date: September 1, 2016